Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

15 October 2003

Securities & Exchange Commissio
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Mangga -1 Drilling Report

Cue announces that at 0600 hours on 15 October 2003, the Mangga -1 well was circulating and conditioning the mud at a total depth of 1,633 metres.

Good gas shows were encountered over a 25 metre interval at the top of the Mundu formation which was penetrated at a depth of 1,343 metres. Gas and oil shows were encountered in an over pressured zone from 1,574 to 1,633 metres. The zone is interpreted to have poor reservoir quality. A barite plug was set across this zone prior to logging to control influx of gas into the well bore.

Wire line logs were then run to a depth of 1,575 metres (near the top of the plug) and indicate the presence of a 12 metre gas zone in good quality reservoir at the top of the Mundu.

An attempt to obtain pressure information and potential wire line samples was unsuccessful due to sticking of the tool.

Forward Plan

Elpaso has proposed conducting further evaluation of the well on a sole-risk basis. This would include evaluating the possiblity of an oil zone immediately beneath the top Mundu gas zone and the running of a 7 inch liner to enable evaluation of the gas and oil shows seen from 1,574 to 1,633 metres in poor reservoir quality rock. Consideration would also be given to deepening the well.

Both Cue and Santos Limited have declined to join the sole risk.

Cue has declined to join the sole risk on the basis that there is a significant risk that the poorer reservoir quality in which the hydrocarbon shows have been seen limits the commercial potential of these zones and hence does not warrant the substantial cost for Cue to participate in evaluating them.

Cue retains its right to the top Mundu hydrocarbons and has the right to participate in any appraisal or development of deeper zones, subject to a sole-risk premium.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

15 October 2003